Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-158169
January 31, 2012

REALTY INCOME CORPORATION

PRICING TERM SHEET

6.625% Monthly Income Class F Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated January 30, 2012 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated March 24, 2009 (the “Base Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.  As used in this free writing prospectus, references to “Realty Income,” “us,” “our” and “we” mean Realty Income Corporation excluding its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

This free writing prospectus supplements and, in certain cases, supersedes certain provisions of, the Preliminary Prospectus Supplement.  In particular, the provisions described below under “Optional Redemption” supersede and replace the first two paragraphs under the caption “Description of Class F Preferred Stock — Optional Redemption” in the Preliminary Prospectus Supplement, as well as any corresponding discussion of the optional redemption provisions set forth elsewhere in the Preliminary Prospectus Supplement; the provisions described below under “Special Optional Redemption,” “Change of Control,” “Redemption Procedures” and “Conversion Rights” are added to and supplement the description of the Class F preferred stock (as defined below) set forth in the Preliminary Prospectus Supplement; the matters discussed below under “Risk Factors Associated with the Change of Control Feature of the Class F Preferred Stock” supplement the information appearing under “Risk Factors” in the Preliminary Prospectus Supplement; and the matters discussed below under “Additional United States Federal Income Tax Considerations Relating to the Change of Control Provisions” supplement the information appearing under “Supplemental United States Federal Income Tax Considerations” in the Preliminary Prospectus Supplement and “United States Federal Income Tax Considerations” in the Base Prospectus.

Issuer:	Realty Income Corporation

Security:	6.625% Monthly Income Class F Cumulative Redeemable Preferred Stock (the “Class F preferred stock”)

Size:	13,000,000 shares

Over-allotment Option	1,950,000 shares

Price to Public:	$25.00 per share, plus accrued dividends from February 7, 2012 if settlement occurs after that date

Net Proceeds to Realty Income (after estimated expenses)	Approximately $314.5 million (or approximately $361.7 million if the underwriters’ overallotment option is exercised in full), after deducting estimated offering expenses payable by Realty Income

Dividend Rate:	6.625% of the $25.00 liquidation preference per share per annum (equivalent to $1.65625 per share per annum), accruing from February 7, 2012

Dividend Payment Dates	15th day of each month, commencing March 15, 2012

Expected Settlement Date:	February 7, 2012 (T + 5)

Optional Redemption:

The Class F preferred stock is not redeemable by us prior to February 15, 2017, except as described below under “Special Optional Redemption” and except that, as provided in the Articles Supplementary (as defined in the Preliminary Prospectus Supplement) creating and establishing the terms of our Class F preferred stock, we may purchase or redeem shares of the Class F preferred stock prior to that date in order to preserve our status as a real estate investment trust (a “REIT”) for federal and/or state income tax purposes. See “Description of Class F Preferred Stock — Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement.

On and after February 15, 2017, we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of the Class F preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to exceptions described in the Base Prospectus under “General Description of Preferred Stock—Redemption,” any accrued and unpaid dividends thereon to the date fixed for redemption. If we elect to redeem any shares of Class F preferred stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), we may, at our option, upon not less than 30 nor more than 60 days’ written notice, redeem shares of Class F preferred stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus, subject to exceptions described in the Base Prospectus under “General Description of Preferred Stock — Redemption,” any accrued and unpaid dividends thereon to the date fixed for redemption. If, prior to the Change of Control Conversion Date (as defined below), we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock (whether pursuant to our optional redemption right described above under “Optional Redemption” or this special optional redemption right), the holders of Class F preferred stock will not have the Conversion Right (as defined) described below under “Conversion Rights” with respect to the shares called for redemption. If we elect to redeem any shares of our Class F preferred stock as described in this paragraph, we may use any available cash to pay the redemption price, and we will not be required to pay the redemption price only out of the proceeds from the issuance of other equity securities or any other specific source

Change of Control:	A “Change of Control” is when, after the original issuance of the Class F preferred stock, the following have occurred and are continuing:

•      the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of our company entitling that person to exercise more than 50% of the total voting power of all stock of our company entitled to vote generally in the election of our directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•      following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE Amex Equities (the “NYSE Amex”) or the NASDAQ Stock Market (“NASDAQ”) or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or NASDAQ.

Redemption Procedures:

In the event we elect to redeem Class F preferred stock, the notice of redemption mailed to each holder of record of a share of Class F preferred stock called for redemption will state, in addition to the matters described in the Base Prospectus under “General Description of Preferred Stock — Redemption,” the following:

• whether such redemption is being made pursuant to the provisions described above under “Optional Redemption” or “Special Optional Redemption”;

•      if applicable, that such redemption is being made in connection with a Change of Control and, in that case, a brief description of the transaction or transactions constituting such Change of Control; and

•      if such redemption is being made in connection with a Change of Control, that the holders of the shares of Class F preferred stock being so called for redemption will not be able to tender such shares of Class F preferred stock for conversion in connection with the Change of Control and each share of Class F preferred stock tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Class F preferred stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Class F preferred stock that are not called for redemption) to convert some or all of the Class F preferred stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of our common stock per share of Class F preferred stock (the “Common Stock Conversion Consideration”) equal to the lesser of:

•      the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Class F preferred stock plus the amount of any accrued and unpaid dividends thereon to the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Class F preferred stock dividend payment and prior to the corresponding dividend payment date for the Class F preferred stock, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (ii) the Common Stock Price, as defined below (such quotient, the “Conversion Rate”); and

• 1.3759 (the “Share Cap”).

Anything in the Articles Supplementary to the contrary notwithstanding and except as otherwise required by law, the persons who are the holders of record of shares of Class F preferred stock at the close of business on a record date for the payment of dividends will be entitled to receive the dividend payable on the corresponding dividend payment date notwithstanding the conversion of those shares after such record date and on or prior to such dividend payment date and, in such case, the full amount of such dividend shall be paid on such dividend payment date to the persons who were the holders of record at the close of business on such record date.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to our common stock as follows: the adjusted Share Cap as the result of a Share Split will be the number of shares of our common stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of our common stock outstanding immediately after giving effect to such Share Split and the denominator of which is the number of shares of our common stock outstanding immediately prior to such Share Split.

For the avoidance of doubt, subject to the immediately succeeding sentence, the aggregate number of shares of our common stock (or equivalent Alternative Conversion Consideration (as defined below), as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed 17,886,700 shares of common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ overallotment option to purchase additional shares of Class F preferred stock is exercised, not to exceed 20,569,705 shares of common stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustment to the Share Cap.

In the case of a Change of Control pursuant to which our common stock is or will be converted into cash, securities or other property or assets (including any combination thereof) (the “Alternative Form Consideration”), a holder of Class F preferred stock will receive upon conversion of such Class F preferred stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Change of Control had such holder held a number of shares of our common stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration”; the Common Stock Conversion Consideration or the Alternative Conversion Consideration, whichever shall be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our common stock have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration in respect of such Change of Control will be deemed to be the kind and amount of consideration actually received by holders of a majority of the outstanding shares of our common stock that made or voted for such an election (if electing between two types of consideration) or holders of a plurality of the outstanding shares of our common stock that made or voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in such Change of Control.

We will not issue fractional shares of common stock upon the conversion of the Class F preferred stock in connection with a Change of Control. Instead, we will make a cash payment equal to the value of such fractional shares based upon the Common Stock Price used in determining the Common Stock Conversion Consideration for such Change of Control.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Class F preferred stock a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

• the events constituting the Change of Control;

• the date of the Change of Control;

• the last date on which the holders of Class F preferred stock may exercise their Change of Control Conversion Right;

• the method and period for calculating the Common Stock Price;

• the Change of Control Conversion Date;

•      that if, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem all or any shares of Class F preferred stock, holders will not be able to convert the shares of Class F preferred stock called for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

• if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Class F preferred stock;

• the name and address of the paying agent, transfer agent and conversion agent for the Class F preferred stock;

•      the procedures that the holders of Class F preferred stock must follow to exercise the Change of Control Conversion Right (including procedures for surrendering shares for conversion through the facilities of a Depositary (as defined below)), including the form of conversion notice to be delivered by such holders as described below; and

• the last date on which holders of Class F preferred stock may withdraw shares surrendered for conversion and the procedures that such holders must follow to effect such a withdrawal.

We will issue a press release containing such notice for publication on Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), and post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Class F preferred stock.

To exercise the Change of Control Conversion Right, the holders of Class F preferred stock will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) representing the shares of Class F preferred stock to be converted, duly endorsed for transfer (or, in the case of any shares of Class F preferred stock held in book-entry form though a Depositary, to deliver, on or before the close of business on the Change of Control Conversion Date, the shares of Class F preferred stock to be converted through the facilities of such Depositary), together with a written conversion notice in the form provided by us, duly completed, to our transfer agent. The conversion notice must state:

• the relevant Change of Control Conversion Date;

• the number of shares of Class F preferred stock to be converted; and

• that the Class F preferred stock is to be converted pursuant to the applicable provisions of the Class F preferred stock.

The “Change of Control Conversion Date” is the date the Class F preferred stock is to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Class F preferred stock.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of our common stock is solely cash, the amount of cash consideration per share of our common stock or (ii) if the consideration to be received in the Change of Control by holders of our common stock is other than solely cash (x) the average of the closing sale prices per share of our common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal U.S. securities exchange on which our common stock is then traded, or (y) the average of the last quoted bid prices for our common stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if our common stock is not then listed for trading on a U.S. securities exchange.

Holders of Class F preferred stock may withdraw any notice of exercise of a Change of Control Conversion Right (in whole or in part) by a written notice of withdrawal delivered to our transfer agent prior to the close of business on the business day prior to the Change of Control Conversion Date. The notice of withdrawal delivered by any holder must state:

• the number of withdrawn shares of Class F preferred stock;

• if certificated Class F preferred stock has been surrendered for conversion, the certificate numbers of the withdrawn shares of Class F preferred stock; and

• the number of shares of Class F preferred stock, if any, which remain subject to the holder’s conversion notice.

Notwithstanding the foregoing, if any Class F preferred stock is held in book-entry form through The Depository Trust Company or a similar depositary (each, a “Depositary”), the conversion notice and/or the notice of withdrawal, as applicable, must comply with applicable procedures of the applicable Depositary.

Class F preferred stock as to which the Change of Control Conversion Right has been properly exercised and for which the conversion notice has not been properly withdrawn will be converted into the applicable Conversion Consideration in accordance with the Change of Control Conversion Right on the Change of Control Conversion Date, unless prior to the Change of Control Conversion Date we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock, as described under “Optional Redemption” or “Special Optional Redemption,” in which case only the shares of Class F preferred stock properly surrendered for conversion and not withdrawn that are not called for redemption will be converted as aforesaid. If we elect to redeem shares of Class F preferred stock that would otherwise be converted into the applicable Conversion Consideration on a Change of Control Conversion Date, such shares of Class F preferred stock will not be so converted and the holders of such shares will be entitled to receive on the applicable redemption date the redemption price described above under “Optional Redemption” or “Special Optional Redemption,” as applicable.

We will deliver all securities, cash and any other property owing upon conversion no later than the third business day following the Change of Control Conversion Date. Notwithstanding the foregoing, the persons entitled to receive any shares of our common stock or other securities delivered on conversion will be deemed to have become the holders of record thereof as of the Change of Control Conversion Date.

In connection with the exercise of any Change of Control Conversion Right, we will comply with all federal and state securities laws and stock exchange rules in connection with any conversion of Class F preferred stock into shares of our common stock or other property. Notwithstanding any other provision of the Class F preferred stock, no holder of Class F preferred stock will be entitled to convert such Class F preferred stock into shares of our common stock to the extent that receipt of such common stock would cause such holder (or any other person) to exceed the applicable share ownership limits contained in our charter, including the Articles Supplementary, unless we provide an exemption from this limitation for such holder. See “Description of Class F Preferred Stock — Restrictions on Ownership and Transfer” in the Preliminary Prospectus Supplement and “Restrictions on Ownership and Transfers of Stock” in the Base Prospectus.

Except as provided above in connection with a Change of Control, the Class F preferred stock is not convertible into or exchangeable for any other securities or property.

Risk Factors Associated with the Change of Control Feature of the Class F Preferred Stock	Our acquisition credit facility contains provisions that could limit or prohibit conversion of the Class F Preferred Stock.

Our acquisition credit facility contains provisions that could limit or, in certain cases, prohibit the conversion of Class F preferred stock into common stock (or Alternative Conversion Consideration, as applicable) upon the occurrence of a Change of Control. In particular, our acquisition credit facility provides that, if an event of default (as defined in the credit facility) exists, neither we nor any of our subsidiaries may make any distributions on (except distributions payable in shares of a given class of our stock to the shareholders of that class), or repurchase, redeem or convert, among other things, any shares of our common stock or preferred stock, including the Class F preferred stock, during any period of four consecutive fiscal quarters in an aggregate amount in excess of the greater of:

•      the sum of (a) 95% of our adjusted funds from operations (as defined in the credit facility) for that period plus (b) the aggregate amount of cash distributions on our preferred stock for that period, and

• the minimum amount of cash distributions required to be made to our shareholders in order to maintain our status as a REIT for federal income tax purposes,

except that we may repurchase or redeem our preferred stock, including the Class F preferred stock, with the net proceeds from the issuance of our common stock or preferred stock. The acquisition credit facility further provides that, in the event of a failure to pay principal, interest or any other amounts payable thereunder when due or upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us or with respect to any of our subsidiaries that has guaranteed amounts payable under the credit facility or that meets a significance test set forth in the credit facility, we and our subsidiaries may not, among other things, convert any shares of our preferred stock, including the Class F preferred stock. If any event of default under our acquisition credit facility were to occur, it could limit or prohibit us from delivering common stock (or Alternative Conversion Consideration, as applicable) upon conversion of Class F preferred stock following a Change of Control as described above under “Conversion Rights.”

The Change of Control conversion provisions may not adequately compensate you and may make a takeover of Realty Income less likely.

Upon the occurrence of a Change of Control, each holder of the Class F preferred stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of Class F preferred stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Class F preferred stock that are not called for redemption) to convert some or all of their Class F preferred stock into shares of our common stock (or under specified circumstances certain Alternative Conversion Consideration). See “Conversion Rights” above. Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock (or, if applicable, specified Alternative Conversion Consideration) equal to the Share Cap (as defined) multiplied by the number of shares of Class F preferred stock converted. If the Common Stock Price (as defined) is less than $18.17 (which is 50% of the per share closing sale price of our common stock reported on the NYSE on January 30, 2012), subject to possible adjustment, the holders will receive a maximum of 1.3759 shares of our common stock per share of Class F preferred stock, which may result in a holder receiving shares of common stock (or Alternative Conversion Consideration, as applicable) with a value that is less than the liquidation preference of the Class F preferred stock plus any accrued and unpaid dividends. In addition, the Change of Control conversion feature of the Class F preferred stock may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain Change of Control transactions of our company under circumstances that otherwise could provide the holders of our common stock and Class F preferred stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

If our common stock is delisted, your ability to transfer or sell your shares of the Class F preferred stock may be limited and the market value of the Class F preferred stock will likely be materially adversely affected.

Other than in connection with a Change of Control, the Class F preferred stock does not contain provisions that are intended to protect you if our common stock is delisted from the NYSE. Since the Class F preferred stock has no stated maturity date, you may be forced to hold your shares of the Class F preferred stock and receive stated dividends on the stock when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation preference. In addition, if our common stock is delisted, it is likely that the Class F preferred stock will be delisted as well. Accordingly, if our common stock is delisted, your ability to transfer or sell your shares of the Class F preferred stock may be limited and the market value of the Class F preferred stock will likely be materially adversely affected.

Additional United States Federal Income Tax Considerations Relating to the Change of Control Provisions

Upon the occurrence of a Change of Control, each holder of Class F preferred stock will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem some or all of the shares of the Class F preferred stock held by such holder as described above under “Optional Redemption” or “Special Optional Redemption,” in which case such holder will have the right only with respect to shares of Class F preferred stock that are not called for redemption) to convert some or all of such holder’s Class F preferred stock into shares of our common stock (or the Alternative Conversion Consideration (as defined above under “Conversion Right”), as applicable). See “Conversion Rights” above. Except as provided below, a U.S. holder (as defined in the Base Prospectus under “United States Federal Income Tax Considerations”) generally will not recognize gain or loss upon the conversion of Class F preferred stock into shares of our common stock. A U.S. holder’s tax basis and holding period in the shares of common stock received upon conversion generally will be the same as those of the converted Class F preferred stock (but the tax basis will be reduced by the portion of adjusted tax basis allocated to any fractional share of common stock exchanged for cash).

Cash received upon conversion in lieu of a fractional share of common stock generally will be treated as a payment in a taxable exchange for such fractional share of common stock, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the adjusted tax basis allocable to the fractional common share deemed exchanged. This gain or loss will be long-term capital gain or loss if the U.S. holder has held the Class F preferred stock for more than one year.

Any common stock received on conversion in exchange for accrued and unpaid dividends on the Class F preferred stock generally will be treated as a distribution by us, and subject to tax treatment as described in the Base Prospectus under “United States Federal Income Tax Considerations—United States Federal Income Tax Considerations for Holders of Our Capital Stock—Taxation of Taxable U.S. Holders Generally—Distributions Generally.”

In addition, if a U.S. holder receives the Alternative Conversion Consideration (in lieu of shares of our common stock) in connection with the conversion of the U.S. holder’s shares of Class F preferred stock, the tax treatment of the receipt of any such other consideration will depend on the nature of the consideration and the structure of the transaction that gives rise to the Change of Control, and it may be a taxable exchange. U.S. holders converting their shares of Class F preferred stock should consult their tax advisors regarding the U.S. federal income tax consequences of any such conversion and of the ownership and disposition of the consideration received upon any such conversion.

Anticipated Ratings*:	Baa2 by Moody’s Investors Service, Inc. (stable outlook)

BB+ by Standard & Poor’s Ratings Services (stable outlook)

BBB- by Fitch Ratings (stable outlook)

CUSIP/ISIN:	756109807/US7561098077

Joint Book-Running	Citigroup Global Markets Inc.
Managers:	Morgan Stanley & Co. LLC
RBC Capital Markets, LLC
UBS Securities LLC

Lead Managers:	Credit Suisse Securities (USA) LLC
Raymond James & Associates, Inc.

Senior Co-Managers	Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
Jefferies & Company, Inc.
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Co-Managers:	BNY Mellon Capital Markets, LLC
Janney Montgomery Scott LLC
Mitsubishi UFJ Securities (USA), Inc.
Morgan Keegan & Company, Inc.
Piper Jaffray & Co.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146, Morgan Stanley & Co. LLC by telephone (toll free) at 1-866-718-1649, RBC Capital Markets, LLC by telephone (toll free) at 1-866-375-6829, or UBS Securities LLC by telephone (toll free) at 1-877-827-6444, ext. 561 3884.